FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 17 January, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 17 January 2022
Unilever update

Exhibit 99

Unilever update

London, 17 January 2022. The management and Board of Unilever are committed to accelerating the company's growth and repositioning the portfolio into higher growth categories. As a result of the reporting of Unilever's interest in GSK Consumer Healthcare, we are today bringing forward a planned update, setting out the strategic direction that the company is pursuing.

Unilever's strategic direction

Following the unification of Unilever, the Board has undertaken an extensive process to review strategic pathways to reposition Unilever's portfolio into higher growth categories.

This concluded that Unilever's future strategic direction lies in materially expanding its presence in Health, Beauty, and Hygiene. These categories offer higher rates of sustainable market growth, with significant opportunities to drive growth through investment and innovation, and by leveraging Unilever's strong presence in emerging markets.

The Board also concluded that major acquisitions should be accompanied by the accelerated divestment of intrinsically lower growth brands and businesses. This would provide funding and enable separation dis-synergies to be offset by acquisition synergies.

Unilever is committed to strict financial discipline to ensure that acquisitions create value for shareholders. The company benefits from a strong balance sheet and cash generation, and remains committed to maintaining an A-band credit rating. Following any acquisition, the company would target a return to current levels of gearing over the short to medium term.

Consumer Health is an attractive strategic option

Consumer Health is a highly complementary category for Unilever, with good potential for synergies and a number of routes to build scale.

GSK Consumer Healthcare would be a strong strategic fit. 45% of GSK Consumer Healthcare is in Oral Care and VMS - categories in which Unilever already has presence and substantial capabilities. OTC would be an attractive adjacent category, with the ability to combine Unilever's consumer and branding expertise with GSK Consumer Health's technical OTC capabilities. The acquisition would create scale and a growth platform for the combined portfolio in the US, China, and India, with further opportunities in other emerging markets.

We believe that this would be an attractive and synergistic combination for the shareholders of Unilever, which would also deliver value and certainty for the shareholders of GSK and Pfizer.

Accelerating operating performance

As well as addressing its long-term strategic direction, Unilever has been focused on accelerating growth within the existing business. A series of initiatives have been implemented to enhance operating performance. These include increased focus on operational excellence to improve market competitiveness, and aligning resources to five clear strategic choices. We have also strengthened our portfolio through the establishment of fast-growing new businesses of scale in Prestige Beauty and Functional Nutrition, and the divestment of Spreads and Tea.

Later this month we will announce a major initiative to enhance our performance. After a comprehensive review of our organisation structure, we intend to move away from our existing matrix to an operating model that will drive greater agility, improve category focus, and strengthen accountability.

During 2021 we started to see the results of the operational initiatives in our growth momentum, despite the challenges in our markets posed by the Covid pandemic. At the trading update in October, Unilever reported Q3 YTD growth at its fastest rate for eight years. We will update on our performance for Q4, and the full year, on February 10th.

The management and Board of Unilever remain focused on continuing to build momentum across the business and reshaping the company for a strong and sustainable future.

ENDS

Enquiries
Media:
Jonathan Sibun +44 77 7999 9683 / JSibun@tulchangroup.com
Lucila Zambrano +44 78 2527 3767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products, with sales in over 190 countries and products used by 2.5 billion people every day. We have 149,000 employees and generated sales of €50.7 billion in 2020.
Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business.
The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:
- improving the health of the planet;
- improving people's health, confidence and wellbeing; and
- contributing to a fairer and more socially inclusive world.
For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.